Lang Michener LLP BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57432-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

May 31, 2006

VIA FAX AND MAIL
MAIL STOP 6010
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-6010

Attention: Mr. Perry Hindin, Special Counsel

Dear Mr. Hindin:

MOBILEMAIL (US) INC. (the “Company”)
Form SB-2 Registration Statement filed April 28, 2006, as amended
SEC File No. 333-133637

We enclose the Company’s request for acceleration of the Form SB-2 registration to be effective 4:30 p.m. (EST) on Friday, June 2, 2006. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Michael Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encl.